AUSTIN GOLD CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") for Austin Gold Corp., ("Austin Gold", "we", "us", "our" or the "Company") provides information about our performance, financial condition, and future prospects.

This MD&A should be read in conjunction with the condensed interim consolidated financial statements for the three months ended March 31, 2023 and 2022 as publicly filed in Canada on the System for Electronic Document Analysis and Retrieval ("SEDAR") website at www.sedar.com, and in the United States of America ("USA") on the EDGAR section of the Securities and Exchange Commission ("SEC") website at www.sec.gov.

The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Our significant accounting policies applied in the condensed interim consolidated financial statements are the same as those disclosed in Note 3 of our annual consolidated financial statements as at and for the years ended December 31, 2022 and 2021.

The functional currency of the Company and its subsidiary is the US dollar ("USD" or "US$"). The presentation currency of the condensed interim consolidated financial statements is USD. All dollar amounts in this MD&A are expressed in USD, unless otherwise noted or the context otherwise provides.

This MD&A is prepared as of May 10, 2023 and includes certain statements that may be deemed "forward-looking information", "forward-looking statements", and "financial outlook". We direct readers to the "Caution Regarding Forward-Looking Statements" section included within this MD&A.

Additional information relating to the Company, including our annual report on Form 20-F ("Form 20-F"), dated March 29, 2023, is available in Canada on the SEDAR website at www.sedar.com and in the US, on the EDGAR section of the SEC website at www.sec.gov.

BUSINESS OVERVIEW

Austin Gold, together with its subsidiary Austin American Corporation ("Austin NV"), is focused on the exploration of mineral property interests in the southwestern-Great Basin area of the USA.

On April 21, 2020, the Company was incorporated in British Columbia ("BC"), Canada. The wholly-owned subsidiary, Austin NV, was incorporated in Nevada, USA in June 2020.

The Company's common shares are traded on the NYSE American LLC under the symbol "AUST" and the Company is a reporting issuer in BC, Canada. The Company's registered office is the 9th Floor, 1021 West Hastings Street, Vancouver, BC, Canada, V6E 0C3.

For more information about the Company's directors and management team, refer to the Company website at www.austin.gold.

1st QUARTER HIGHLIGHTS AND SIGNIFICANT EVENTS

  On March 2, 2023, the Company provided the results of its initial drill program at the Fourmile Basin Project and an update on the permitting status of several of its mineral projects. For further details, refer to the "Mineral Projects" section of this MD&A.
  Subsequent to March 31, 2023, on April 13, 2023, the Company terminated the mineral lease and option agreement for the Fourmile Basin Property. For further details, refer to the "Mineral Projects" section of this MD&A.
  Subsequent to March 31, 2023, on May 3, 2023, the Company and Pediment Gold LLC ("Pediment"), a subsidiary of Nevada Exploration Inc. ("NGE"), agreed to amend the terms of the option to enter joint venture agreement. Under the second amendment, the Company may exercise the option to earn a 51% interest in the project by incurring a cumulative total of C$2,500,000 of exploration and evaluation ("E&E") expenditures on the project by June 30, 2025. This total includes the amount incurred on the project to date, which is $923,757 as of March 31, 2023. To earn an additional 19% interest (for a total of 70% interest for the Company), the Company must spend an additional C$2,500,000 on E&E expenditures with no time limit.
  Subsequent to March 31, 2023, on May 4, 2023, the Company provided an update on the permitting status of several of its mineral projects. For further details, refer to the "Mineral Projects" section of this MD&A.

MINERAL PROJECTS

The Company is focused on the acquisition, exploration and development of mineral resource properties primarily in the western USA. The Company has an option to joint venture the Kelly Creek Project in Humboldt County, Nevada, and has leases on the Lone Mountain Project and the Miller Project in Nevada, and the Stockade Mountain Property in Oregon.

The Company engaged Robert M. Hatch (SME-Registered Member) of Volcanic Gold & Silver LLC, 80 Bitterbrush Road, Reno, Nevada, as an independent consulting geologist and Qualified Person ("QP") under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and sub-part 1300 of Regulation S-K ("SK 1300") under the US Securities Exchange Act of 1934, as amended, to oversee the operations and disclosure for all of the Company's mineral projects.

Below are brief descriptions of the properties. For additional information about the financial terms of the agreements, refer to Note 5 of our condensed interim consolidated financial statements for the three months ended March 31, 2023 and 2022 or Note 9 of our annual consolidated financial statements for the years ended December 31, 2022 and 2021.

Kelly Creek Project, Nevada, USA

The Company has an Exploration and Option to Enter Joint Venture Agreement on the Kelly Creek Project, through its subsidiary Austin NV, with Pediment, a subsidiary of NGE, whereby Austin NV may earn up to a 70% interest in the Kelly Creek Project. The project is located in Humboldt County, Nevada, and is primarily situated on public lands administered by the US Department of the Interior Bureau of Land Management ("BLM") with a portion on private lands. Barbara Carroll, C.P.G., as an independent consultant and QP, completed the Kelly Creek Technical Report which is available on SEDAR at www.sedar.com.

The Kelly Creek Basin is situated along the Battle Mountain - Eureka Gold Trend and is bounded by multi-million-ounce gold deposits to the north (Twin Creeks, Getchell, Turquoise Ridge, and Pinson) and south (Lone Tree, Marigold, Trenton Canyon, Converse, Buffalo Valley, Copper Basin, and Phoenix), together representing more than 70 million ounces of gold along the periphery of the Basin. Despite its proximity to significant mineralization, the interior of the Kelly Creek Basin has seen limited systematic exploration activity to date because its bedrock is largely covered by post-mineral volcanic units and post-mineral alluvium.

An area in the southern portion of the Kelly Creek Project lies within and under the Humboldt River and its floodplain, much of which is part of the National Wetlands Inventory managed by the US Fish and Wildlife Service. The full impact of this wetlands designation for this part of the Kelly Creek Project is unknown. A preliminary review of permitting issues on the southern portion of the Kelly Creek Project indicates that there may be some additional challenges to permit development near the Humboldt River and its associated floodplain.

The northern portion of the Kelly Creek project is a "checkerboard" pattern of land ownership consisting of alternating privately-owned and BLM sections. It has come to the attention of the Company that there is a solar generating facility planned for the privately-owned sections of this checkerboard that intermingles with the Company's lode mining claims. That solar facility may hinder access and opportunities for acquisition of these parcels for exploration, development, and mining on the Company's claims in this area.

The Company has engaged professionals to review the geophysical data, the environmental mine permit issues, and to provide target evaluations for the Kelly Creek Project. Exploration work by the Company has included review of technical data, compilation of the exploration data in geographic information system ("GIS") and three dimensional ("3D") programs, review of environmental issues affecting the project, writing of the NI 43-101 report, evaluation of targets, logistical planning of the drilling program, and permitting of drill sites with the BLM.

During the third quarter of 2022, the Company conducted a limited drill program at the Kelly Creek Project to drill test beneath anomalous gold values encountered in shallow historical drill holes in an area of thin Quaternary alluvium cover. The program consisted of a total of 3,485 feet (1,062 meters) of rotary-RC drilling in four holes. Difficult drilling conditions, including large inflows of groundwater, prevented the holes from achieving a targeted depth of 1,500 feet (457 meters). All holes intersected rocks that may host gold mineralization similar to the deposits at the nearby Marigold and Lone Tree Mines. The highest gold values returned were 0.087 grams per tonne ("g/t") and 0.056 g/t. The Company is compiling and interpreting this information to determine its next steps at Kelly Creek.

Lone Mountain Project, Nevada, USA

The Company has a mineral lease agreement with NAMMCO, a Wyoming General Partnership, for exploration and mining rights on 454 unpatented lode mining claims that comprise the Lone Mountain Property, Elko County, Nevada.

The project is located approximately 25 miles (40 kilometers) northwest of Elko, Nevada at the southern end of the Independence Mountains. The property is within one of the major gold mining centers of Nevada, as it is located 22 miles (35 kilometers) northeast of the Carlin and 19 miles (30 kilometers) south of the Jerritt Canyon deposits. Lone Mountain is accessible from the large regional mining hub of Elko by 31 miles (50 kilometers) of highway and 3 miles (5 kilometers) of gravel road.

Modern gold exploration began in 1965 around the time of the original Carlin discovery when Newmont drilled several shallow holes into gold-bearing jasperoids (silica-replaced limestone) on the north flank of Lone Mountain. Beginning in the 1960s, the Lone Mountain property position was assembled by Kirkwood and Huber (principals of NAMMCO) and then leased to several mining companies over the years.

The Lone Mountain Project is comprised of a broadly folded sequence of Paleozoic lithologies that are intruded by a Tertiary age (36-42 Ma) multi-phase intrusive complex. Silurian to Devonian shelf carbonates form the lower plate and Ordovician off-shelf siliciclastic rocks form the upper plate of the low angle Roberts Mountains thrust fault.

Erosion plus basin and range block faulting has created the "Lone Mountain window", which is now a broad, west-plunging antiform with an east-west trending axis. This window is similar to other gold mineralized windows in Nevada such as the Carlin Window - Gold Quarry Mine; Lynn Window - Carlin Mine; Bootstrap Window - Gold Strike Deposit; and Cortez Window - Cortez Hills. It is the lower plate carbonate rocks exposed in the windows that host significant "Carlin-Type" mineralization in these districts. The most intense and potentially most economically significant alteration occurs as jasperoid. Skarn and gossan alteration and mineralization occur close to the intrusive, typically with gold as well as silver and base metals in rocks and soils. The widespread jasperoid development is outboard from the intrusive and commonly is associated with gold and elements typical of Carlin-type sediment-hosted gold deposits (Sb, As, Zn) in the rocks and soils. This district-scale alteration zonation is typical of the Carlin-type districts in Nevada.

Significant data collected by a number of exploration companies over the past sixty years suggest potential for significant resources and provide guidelines for future exploration. The Company, in coordination with its consultants, conducted numerous activities to design an initial exploration program for the Lone Mountain Project. These activities included a review of historical technical reports, compilation of exploration data, drafting of property maps and workup of the GIS data, and strategic planning for a forthcoming exploration program.

Miller Project, Nevada, USA

The company has a mineral lease agreement with Shea Clark Smith (trustee) and Gregory B. Maynard (trustee) for exploration and mining rights on unpatented lode mining claims comprising the Miller Project situated in Elko County, Nevada.

The project is located approximately 30 miles (50 kilometers) south-southwest of Elko, Nevada on the eastern flank of the Pinion Range and is situated at the southern end of the Carlin Gold Trend. Contact Gold's Pony Creek deposit is immediately to the northwest and Gold Standard Ventures' Railroad District is further to the northwest. The Miller Project is accessible from the regional mining hub of Elko by approximately 30 miles (50 kilometers) of paved road (State Route 228), followed by approximately 8 miles (13 kilometers) of gravel road.

The Miller Project consists of 117 claims in the original lease agreement, and an additional 164 claims which were staked in January 2021 for a total of 281 unpatented lode mining claims covering approximately 23.5 km2 on land administered by the BLM. Although the Company had filed the required documentation with the BLM and county recorder as required, there was a dispute on the ownership of 134 of the newly staked claims and on 36 of the original claims. The contending party did not pay the property maintenance fees on the disputed claims when they were due on September 1, 2022. Management believes that this situation has been resolved in favor of the Company.

The Miller Project is at the greenfields stage of exploration. The project comprises a large area of pediment with post-mineral cover, and available biogeochemical, geophysical, and geological data in this area support the potential for a district-scale gold discovery under that cover. Historical information received from the property vendors indicates that up to seven historical drill holes were drilled in the western-most part of the property in 1997 and 1998. However, these holes are not in the area of the biogeochemical anomalies that are of interest to the Company.

The Company has conducted activities for an initial exploration program on the Miller Project, which included compilation of exploration data in GIS software, reviewing and digitizing biogeochemical, geological and drill hole compilations, and engaging a geophysics consultant for data review and future program planning.

The Company has received approval from the BLM for a "Notice to Conduct Mineral Exploration Activities" for its forthcoming initial drilling program. The program is scheduled to being in early July 2023 (subject to drill rig availability) and is designed to test for the presence and depth of favourable Carlin-type deposit host rocks under the project area.

Stockade Mountain Property, Oregon, USA

The Company has a mineral lease agreement with Bull Mountain Resources, LLC ("BMR") for exploration and mining rights on unpatented lode mining claims that comprise the Stockade Mountain Property situated in Malheur County, Oregon.

The property is located approximately 50 miles (80 kilometers) southeast of Burns, Oregon and 90 miles (145 kilometers) southwest of Boise, Idaho in a rural area used extensively for ranching and farming. The high-grade gold/silver Grassy Mountain Gold project, which is currently undergoing permitting for an underground mine and adjacent milling operation, is located in Malheur County about 40 miles (64 kilometers) northeast of Stockade Mountain. The nearby community of Burns, Oregon is a commercial center for ranching and farming and can supply the necessary accommodation, food, fuels, supplies, and some of the contractors and workforce for exploration and development.

Historical data generated within the project demonstrates the discovery potential for significant high-grade gold/silver mineralization occurring at shallow depth that may be amenable to underground mining. Stockade Mountain exhibits a classic large gold- and silver-bearing low-sulfidation "hot springs" hydrothermal system associated with rhyolite intrusion and doming that formed along a major NW-trending structural corridor. Gold/silver and high-level mercury mineralization at Stockade is associated with widespread silicification and argillization in a near-surface paleo-hot springs environment. This hydrothermal alteration and mineralization formed in and around rhyolite domes that have intruded gently dipping felsic tuffs. Erosion into the hydrothermal system has been minimal, resulting in the local exposure of probable hydrothermal craters and vents that indicate the paleosurface at the time of hot springs activity. Gold and silver, along with associated elements arsenic, antimony, and mercury, are all strongly anomalous at the surface, however, historical drilling shows that gold and silver values, and their extent, increase significantly with depth below the paleosurface. This is a common characteristic of high-grade gold/silver deposits in similar geological environments, including the previously mentioned nearby Grassy Mountain deposit in Oregon, the Midas, Sleeper, Hollister, National, and Fire Creek mines in Nevada, and numerous analogous deposits elsewhere in the world. The gold/silver veins being targeted at Stockade Mountain would have formed within the vertical zone of vigorous boiling of the hydrothermal fluids, and this is interpreted to have occurred approximately 600 to 1,200 feet (183 to 366 meters) below the surface.

Exploration programs conducted by BHP, Phelps Dodge and Placer Dome in the 1980s and 90s included shallow exploration holes that were drilled for bulk tonnage, open-pit potential, with no efforts to target deeper high-grade gold/silver vein deposits. Many of these short drill holes returned significant lengths of strongly anomalous gold mineralization, including long intercepts of >0.2 g/t of gold. Four holes drilled higher-grade intercepts of:

  10 feet (3 meters) averaging 1.1 g/t gold;
  5 feet (1.5 meters) @1.14 g/t gold;
  15 feet (4.6 meters) averaging 1.1 g/t gold; and
  15 feet (4.6 meters) that averaged 1.385 g/t gold.

The property had been dormant since the mid-1990s and was rediscovered by BMR during an eastern Oregon reconnaissance exploration program. There has been a considerable amount of work done on the property in the past and BMR has compiled a large amount of data for Stockade Mountain including:

  assays for over 1,000 rock samples (includes 128 collected by the vendors and 230 collected by a previous exploration company);
  approximately 1,000 soil samples (historical data);

  information for 40 RC drill holes completed by Phelps Dodge, BHP-Utah, Placer Dome, and Carlin Gold;
  recently completed ground and airborne geophysical surveys; and
  a largely completed NI 43-101 Technical Report.

The project is an exploration stage project, and there are no known mineral resources or reserves on the project at this time. The Company plans to initiate a systematic exploration program to include drilling beneath the known high-level gold/silver-bearing stockworks mineralization that will target high grade vein deposits formed deeper into the hydrothermal boiling zone along feeder conduits. Similar to the Company's other projects, Robert M. Hatch has conducted data compilation, field review, permitting, and other activities associated with exploration of the Stockade Mountain Project.

During the fourth quarter of 2022, the Company received approval from the BLM to build access roads and drill exploration holes to test the above-described targets. Permitting with the Oregon Department of Geology and Mineral Industries for the drilling program, a necessary step in Oregon, continues through the review process.

Fourmile Basin Project, Nevada, USA

Subsequent to March 31, 2023, on April 13, 2023, the Company terminated the mineral lease and option agreement for the Fourmile Basin Property. As a result of the termination of the mineral lease and option agreement, the Company will write-off $860,631 capitalized to the Fourmile Basin Property as of March 31, 2023, and any expenditures incurred subsequent to March 31, 2023, in the second quarter of 2023.

FINANCIAL POSITION

Total assets

As at March 31, 2023, total assets were $14,607,969, a decrease of $269,706 compared to December 31, 2022. The decrease was predominantly due to higher corporate administrative expenses decreasing overall liquidity (i.e. cash and cash equivalents and short-term investments) and a decrease in prepaid insurance. This was partially offset by an increase in exploration and evaluation ("E&E") assets in the amount of $223,392 from spending on its mineral projects.

Total liabilities

As at March 31, 2023, total liabilities were $213,429, an increase of $115,604 compared to December 31, 2022. The increase in liabilities was predominantly due to higher trade payables due to the timing of E&E activities on the Company's mineral projects and corporate administrative expenses.

Total shareholders' equity

Total shareholders' equity was $14,394,540, a decrease of $385,310 compared to December 31, 2022. Lower shareholders' equity was due to the net loss for the period of $485,637 partially offset by the value assigned to share options and warrants vested during the period of $100,327.

FINANCIAL RESULTS OF OPERATIONS

Administrative expenses

For the three months ended March 31, 2023, total administrative expenses were $587,848, an increase of $521,416 compared to the comparable period in 2022. The Company had not closed its initial public offering ("IPO") in the comparable period in 2022.

Management and consulting fees

For the three months ended March 31, 2023, management and consulting fees were $126,323, an increase of $125,138 compared to the comparable period in 2022. The increase was primarily due to corporate executive's management fees and director's fees which commenced in the second quarter of 2022. Refer to the "Related Party Transactions and Balances" section of this MD&A.

Insurance

For the three months ended March 31, 2023, insurance costs were $93,421, an increase of $91,085 compared to the comparable period in 2022. The increase was due to the premium on the directors and officers insurance policy initiated upon completion of the IPO in the second quarter of 2022.

Share-based compensation

For the three months ended March 31, 2023, share-based compensation expense was $86,000, an increase of $86,000 compared to the comparable period in 2022. The movement in share-based compensation expense is the result of the timing and number of share options granted during the periods and the vesting conditions and fair value attributed to those options.

Listing and filing fees

For the three months ended March 31, 2023, listing and filing fees were $83,328, an increase of $81,409 compared to the comparable period in 2022. The increase was due to annual fees for the Company's listing on the NYSE American and business license fees for the State of Nevada.

Professional fees

For the three months ended March 31, 2023, professional fees were $129,760, an increase of $73,462 compared to the comparable period in 2022. The increase was due to legal and accounting fees associated with regulatory filings and the Company's annual general meeting.

Unrealized fair value loss on marketable securities

For the three months ended March 31, 2023, unrealized fair value loss on marketable securities was $1,966, a decrease of $80,366 compared to the comparable period in 2022. The decrease was due to a smaller decline in the share price of NGE in which the Company holds 89,240 common shares (post 25:1 share consolidation completed on February 15, 2023).

Interest and finance income

For the three months ended March 31, 2023, interest and finance income was $103,584 compared to nil in the comparable period in 2022. The increase was primarily from the investment in short-term investments at fixed interest rates using the proceeds generated by the Company's IPO.

Net loss

For the three months ended March 31, 2023, net loss was $485,637, an increase of $335,005 compared to the comparable period in 2022. The increase was primarily driven by higher corporate administrative expenses partially offset by a lower unrealized fair value loss on marketable securities and interest and finance income.

LIQUIDITY, CAPITAL RESOURCES AND GOING CONCERN

Cash flows

For the three months ended March 31, 2023, cash flows used in operating activities were $215,629, an increase of $127,004 compared to the comparable period in 2022. The increase was primarily due to higher corporate administrative expenses.

For the three months ended March 31, 2023, cash flows generated by investing activities were $3,462,736, an increase of $3,499,328 compared to the comparable period in 2022. The increase was due to the redemption of short-term investments of $10,000,000 and interest received of $171,508 partially offset by the purchase of short-term investments of $6,500,000 and E&E expenditures of $208,772.

Liquidity, capital resources and going concern

The Company has not generated revenue or cash flows from its operations to date. As at March 31, 2023, the Company has an accumulated deficit of $3,505,488 since inception and has a working capital (current assets less current liabilities) surplus of $11,786,514 (December 31, 2022 - $12,393,162). The operations of the Company have primarily been funded by the issuance of common shares.

The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company's commitments as they come due and to finance future exploration and development of mineral interests, secure and maintain title to properties, and upon future profitable production.

Management regularly reviews the current Company capital structure and updates its expenditure budgets and forecasts as necessary, to determine whether or not new financing will need to be obtained, and what type of financing is appropriate given the changing market conditions.

Management estimates its current working capital will be sufficient to fund its current level of activities for at least the next twelve months.

COMMITMENTS

The Company is required to make pre-production, lease and/or advanced royalty payments and incur E&E expenditures (i.e. work commitments) on each of its projects to keep the agreements in good standing. For details of these commitments, refer to Note 5 of the condensed interim consolidated financial statements for the three months ended March 31, 2023 and 2022.

Introductory Agent Agreement

The Company executed an introductory agent agreement with BMR (the "BMR Agreement"). Under the BMR Agreement, should a mineral property recommended by BMR be acquired by the Company, the Company shall pay an introductory agent fee. The BMR Agreement is currently in effect for the Miller Project, as of February 1, 2021, with the introductory agent fee commitment as follows:

Within 15 days of acquisition	$5,000	Paid
6 months after acquisition	$5,000	Paid
12 months after acquisition	$5,000	Paid
18 months after acquisition	$5,000	Paid
24 months after acquisition	$7,500	Paid
30 months after acquisition	$7,500
36 months after acquisition	$10,000
42 months after acquisition	$10,000
48 months after acquisition and every six months thereafter	$15,000

If commercial production is achieved on a property recommended by BMR, the Company shall pay a 0.5% net smelter return royalty on all mineral interests acquired within the area of influence of the mineral property. Introductory agent fees and net smelter return royalty payments totaling $1,000,000 paid by the Company will reduce the net smelter return royalty by 50% to 0.25%.

Source of funds

The net proceeds of the Company's IPO, together with the Company's working capital balance represent the expected source of funds to meet these capital expenditure commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

As at May 10, 2023, the Company had the following number of securities outstanding:

	Number of securities	Exercise price ($)	Weighted average remaining life (years)
Common shares	13,271,750	-	-
Share options	1,093,333	$0.92 - $2.24	5.84
Warrants	362,833	$0.81 - $4.40	1.04
	14,727,916

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table contains selected quarterly financial information derived from our unaudited quarterly condensed consolidated interim financial statements, which are reported under IFRS applicable to interim financial reporting.

	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Revenue	$-	$-	$-	$-	$-	$-	$-	$-
Net earnings (loss)	(485,637)	(705,537)	455,014	(667,236)	(150,632)	(97,429)	(128,934)	(195,129)
Net comprehensive loss	(485,637)	(518,779)	(436,844)	(703,431)	(128,258)	(84,104)	(187,221)	(160,607)
Earnings (loss) per share - basic and diluted	(0.04)	(0.05)	0.03	(0.06)	(0.02)	(0.01)	(0.01)	(0.02)
Cash and cash equivalents	3,877,896	630,623	418,540	1,457,364	983,611	1,094,550	1,314,185	1,691,182
E&E assets	2,592,426	2,369,034	2,102,270	1,358,811	1,329,480	1,286,156	1,207,480	878,487
Total assets	14,607,969	14,877,675	15,418,592	15,788,439	2,449,423	2,592,093	2,725,274	2,869,868
Total liabilities	213,429	97,825	302,387	235,389	46,362	60,773	109,851	67,223
Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-

The increase in total assets in the second quarter of 2022 was the result of the Company completing its IPO whereby it issued 3,754,750 shares at $4.00 per share for gross proceeds of $15,019,000.

EVENTS AFTER THE REPORTING DATE

Other than disclosed elsewhere in this MD&A, the Company does not have any material events after the reporting date to disclose.

RELATED PARTY TRANSACTIONS AND BALANCES

Key management includes the Company's directors and officers including its President, Corporate Secretary and Chief Financial Officer ("CFO").

Directors and key management compensation:

	For the three months ended
	March 31,	March 31,
	2023	2022
Management and consulting fees	$108,107	$2,132
Share-based compensation	71,642	-
Directors' fees	18,216	-
	$197,965	$2,132

For the three months ended March 31, 2023, the Company's officers incurred $7,757 (2022 - $2,917) of administration expenses in the normal course of business on behalf of the Company.

For the three months ended March 31, 2023, the Company incurred $19,225 (2022 - nil) with P2 Gold Inc., a related party of the Company, under a CFO shared-services agreement. These expenditures were expensed under management and consulting fees in the statement of loss and comprehensive loss.

As at March 31, 2023, accounts payable and accrued liabilities include $38,494 (December 31, 2022 - $7,568) owed to related parties of the Company for transactions incurred in the normal course of business.

NEW ACCOUNTING POLICIES

Our significant accounting policies are presented in Note 3 to the audited consolidated financial statements for the years ended December 31, 2022 and 2021. There were no new accounting policies adopted during the three months ended March 31, 2023.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

There are no other IFRS standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have any impact on the Company.

SIGNFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and policy judgments are regularly evaluated and are based on management's experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant accounting policy judgments include:

  The assessment of the Company's ability to continue as a going concern which requires judgment related to future funding available to identify new business opportunities and meet working capital requirements, the outcome of which is uncertain; and
  The application of the Company's accounting policy for impairment of E&E assets which requires judgment to determine whether indicators of impairment exist including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further E&E of resource properties are budgeted and evaluation of the results of E&E activities up to the reporting date. Management assessed impairment indicators for the Company's E&E assets and has concluded that no impairment indicators exist as of March 31, 2023.

FINANCIAL INSTRUMENT RISK

The Company's financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, and accounts payable and accrued liabilities.

The Company has exposure to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk from its use of financial instruments.

(a) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company's cash flows or value of its financial instruments.

(i) Currency risk

The Company is subject to currency risk on financial instruments that are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact the statement of loss and comprehensive loss. The Company does not use any hedging instruments to reduce exposure to fluctuations in foreign currency rates.

The Company is exposed to currency risk through cash and cash equivalents, receivables and other, marketable securities and accounts payable and accrued liabilities held in the parent entity which are denominated in CAD.

(ii) Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents and short-term investments. The Company's current policy is to invest cash at variable and fixed rates of interest with cash reserves to be maintained in cash and cash equivalents in order to maintain liquidity. Fluctuations in interest rates when cash and cash equivalents and short-term investments mature impact interest and finance income earned.

(b) Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its financial assets including cash and cash equivalents and short-term investments.

The carrying amount of financial assets represents the maximum credit exposure:

	March 31,	December 31,
	2023	2022
Cash and cash equivalents	$3,877,896	$630,623
Short-term investments	8,060,627	11,649,079
	$11,938,523	$12,279,702

The Company mitigates its exposure to credit risk on financial assets through investing its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Management believes there is a nominal expected credit loss associated with its financial assets.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.

The Company has issued surety bonds to support future decommissioning and restoration provisions.

Contractual undiscounted cash flow requirements for contractual obligations as at March 31, 2023 are as follows:

	Carrying amount	Contractual cash flows	Due within 1 year	Due within 2 years	Due within 3 years
Accounts payable and accrued liabilities	$213,429	$213,429	$213,429	$-	$-
	$213,429	$213,429	$213,429	$-	$-

(d) Fair value estimation

The Company's financial assets and liabilities are initially measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3:	Inputs for the asset or liability that are not based on observable market data.

The Company's financial instruments consisting of cash and cash equivalents, short-term investments and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these financial instruments.

Marketable securities are fair valued at each reporting period using NGE's share price on the TSX Venture Exchange.

The following tables present the Company's financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As at March 31, 2023	Carrying value		Fair value
	FVTPL	Amortized cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$-	$3,877,896	$-	$-	$-
Short-term investments	-	8,060,627	-	-	-
Marketable securities	14,507	-	14,507	-	-
	$14,507	$11,938,523	$14,507	$-	$-

As at December 31, 2022	Carrying value		Fair value
	FVTPL	Amortized cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$-	$630,623	$-	$-	$-
Short-term investments	-	11,649,079	-	-	-
Marketable securities	16,473	-	16,472	-	1
	$16,473	$12,279,702	$16,472	$-	$1

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, with the participation of the President and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as that term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("ICFR"). The Company's ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation.

Management with the participation of the President and the CFO, assessed the effectiveness of our ICFR as at December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (COSO 2013).

There have been no significant changes in our internal controls during the three months ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, our ICFR.

RISK FACTORS

In addition to the risks described herein, reference is made to the risks and uncertainties set forth under the section entitled "Risk Factors" in the Form 20-F filed under the Company's profile in Canada on the SEDAR website at www.sedar.com and in the USA, on the EDGAR section of the SEC website at www.sec.gov, which risks and uncertainties are incorporated herein by reference. The risks described therein and herein are not the only risks faced by the Company and security holders of the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business. The business and financial condition of the Company could be materially adversely affected by any of the risks set forth in this MD&A, in the Form 20-F, or such other risks. The trading price of the common shares of the Company could decline due to any of these risks and investors could lose all or part of their investment. This MD&A contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by the Company described in this MD&A. No inference should be drawn, nor should an investor place undue importance on, the risk factors that are included in this MD&A as compared to those included in the Form 20-F, as all risk factors are important and should be carefully considered by a potential investor.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A are forward-looking statements or information (collectively "forward-looking statements"). Forward-looking statements may include, but are not limited to, statements with respect to the future financial or operating performance of the Company and its subsidiary and its mineral projects, the future price of metals, test work and confirming results from work performed to date, the estimation of mineral resources and mineral reserves, the realization of mineral resource and mineral reserve estimates, the timing and amount of estimated future capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, and limitations of insurance coverage. The Company is hereby providing cautionary statements identifying important factors that could cause the actual results of the Company to differ materially from those projected in the forward-looking statements. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "may", "is expected to", "anticipates", "estimates", "intends", "plans", "projection", "could", "vision", "goals", "objective" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

By their nature, forward-looking statements involve numerous assumptions, inherent risks, and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes may not occur or may be delayed. The risks, uncertainties, and other factors, many of which are beyond the control of the Company, that could influence actual results include, but are not limited to:

  continued trading of the Company's common shares on the NYSE American;
  our ability to successfully execute our overall strategy and goals;
  execution of our exploration and development plans for our mineral projects;
  our ability to carry out our current planned exploration programs and development plans with our current financial resources;
  we have a limited operating history and negative operating cash flows;
  the market price for gold and other minerals may not be sufficiently high to ensure that our planned exploration expenditures will be funded;
  we may not be able to demonstrate that any of our mineral projects warrant commercial development;
  we may not be able to access sufficient capital to carry out our business plans, exploration and development plans;
  our exploration and development costs may be higher than anticipated;
  our ability to obtain and comply with all required permits, licenses and regulatory requirements in carrying out our exploration and development plans;
  even if we are successful in demonstrating reserves on any of our properties, our mining projects may not achieve projected rates of production, cash flows, internal rates of return, payback periods or net present values;
  there may be lack of adequate infrastructure to support our mineral projects;
  employee recruitment and retention;
  the risk that title to our material properties may be impugned;
  environmental risks, including risks associated with compliance with environmental laws and the completion of any required environmental impact assessments or reclamation obligations;
  economic uncertainties, including changes and volatility in global capital, currency and commodity markets which may impact our ability to raise capital to execute our business, exploration and development plans and the demand for our planned mineral projects;
  the novel coronavirus ("COVID-19") pandemic;
  the effects of commodity price fluctuations as a result of the Russian-Ukraine conflict;

  competition from other mineral exploration and mining businesses;
  we have not demonstrated that any of our mineral properties contain mineral resources and, even if demonstrated, there is no assurance that any mineral resource estimates will be accurate as to exploration potential and mineral grades;
  any required change in mineral resource or mineral reserve estimation methodology;
  changes in the assumptions underlying the mineral resource estimates, which may result in a different (smaller) mineral resource estimate and other related matters;
  changes in laws and regulations;
  we may be subject to claims or legal proceedings;
  the possibility of a conflict of interest arising for certain of our directors and officers;
  volatility in the market price of the Common Shares;
  future sales or issuances of equity securities could decrease the value of the Common Shares, dilute shareholders' voting power and reduce future potential earnings per Share;
  we intend to retain earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on the Common Shares in the foreseeable future;
  general business, economic, competitive, political and social uncertainties;
  the actual results of current and future exploration activities differing from projected results;
  the inability to meet various expected cost estimates;
  changes or downgrades in project parameters and/or economic assessments as plans continue to be refined;
  fluctuations in the future prices of metals;
  possible variations of mineral grade or recovery rates below those that are expected;
  the risk that actual costs may exceed estimated costs;
  failure of equipment or processes to operate as anticipated;
  accidents, labor disputes and other risks of the mining industry;
  political instability;
  delays in obtaining governmental approvals or financing or in the completion of development or construction activities; and
  global economic risks, including the occurrence of unforeseen or catastrophic events, such as political unrest, wars, or the emergence of a pandemic or other widespread health emergency, which could create economic and financial disruptions and require us to reduce or cease operations at some or all of our facilities for an indeterminate period of time, and which could have a material impact on our business, operations, personnel, and financial condition.

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions underlying the forward-looking information in this MD&A, which may prove to be incorrect, include, but are not limited to, assumptions relating to:

  future business and property integrations remaining successful;
  favorable and stable general macroeconomic conditions;
  securities markets;

  spot and forward prices of gold, silver, base metals and certain other commodities;
  currency markets (such as the CAD to USD exchange rate);
  no materially adverse changes in national and local government, legislation, taxation, controls, regulations and political or economic developments;
  that various risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding) will not materialize;
  the ability to complete planned exploration programs;
  the ability to continue raising the necessary capital to finance operations;
  the ability to obtain adequate insurance to cover risks and hazards on favorable terms;
  that changes to laws and regulations will not impose greater or adverse restrictions on mineral exploration or mining activities;
  the continued stability of employee relations;
  relationships with local communities and indigenous populations;
  that costs associated with mining inputs and labor will not materially increase;
  that mineral exploration and development activities (including obtaining necessary licenses, permits and approvals from government authorities) will be successful;
  no escalation in the severity of the COVID-19 pandemic;
  no disruptions or delays due to a USA government shutdown; and
  the continued validity and ownership of title to properties.

Should one or more of the underlying assumptions prove incorrect, or should the risks and uncertainties materialize, actual results may vary materially from those described in the forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the business of the Company or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.